

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2012

Via E-mail
Mr. Paul G. Driscoll
Vice President and Chief Financial Officer
Acme United Corporation
60 Round Hill Road
Fairfield, CT 06824

> **Re:** **Acme United Corporation**
> **Form 10-K**
> **Filed March 11, 2011**
> **File No. 1-7698**

Dear Mr. Driscoll:

We have reviewed your response and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

10. Segment Information, page 28

1. We have read your response to comment 1 in our letter dated December 2, 2011. Please upload as correspondence to Edgar the content of the December 12, 2011 email referenced in your response.

You may contact Jenn Do, Staff Accountant, at 202-551-3743, or me at 202-551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Hartz

John M. Hartz
Senior Assistant Chief Accountant